Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, MN 55344

www.atk.com

July 30, 2009

Julie F. Bell

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:    Alliant Techsystems Inc.

Form 10-K for the fiscal year ended March 31, 2009

Filed May 22, 2009

File No. 001-10582

Dear Ms. Bell:

We refer to your comment letter dated June 29, 2009 to Daniel J. Murphy, the Chairman and Chief Executive Officer of Alliant Techsystems Inc. (the “Corporation”), regarding the above-referenced Form 10-K.  We have set forth below the text of the comments contained in your letter, followed by our responses.  As you recommended, we will revise our future filings in response to your comments.

Risk Factors, page 13

1.               We note your disclosure in the first paragraph of this section that “[s]ome of the risks facing ATK are discussed below.”  All material risks should be discussed in this section.  Please revise this paragraph to clarify that you have discussed all known material risks.

•                  The Corporation will clarify in its next Form 10-Q that the risk factors disclosed in Item 1A of Part I of its Form 10-K for the fiscal year ended March 31, 2009 constitute all known material risks.

Exhibit Index, page 119

2.               We note Exhibit 10.1, the Amended and Restated Credit Agreement, incorporated by reference to Form 8-K filed April 4, 2007.  The Amended and Restated Credit Agreement does not appear to contain all of the exhibits and schedules listed in the table of contents.  All agreements must be filed in full and include all attachments, schedules and exhibits.  Please refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits with your next Exchange Act filing.

•                  The Corporation will refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits with its next Form 10-Q filing.

Furthermore, as requested in your letter, the Corporation acknowledges that:

•                  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith D. Ross

Keith D. Ross
Senior Vice President and
General Counsel